05010073

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

19 July 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

Your ref : 82-34872

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE
12 JULY TO 19 JULY 2005

141	19/072005 : 10:00:00	Smiths Group PLC - Re Agreement

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Re Agreement
Released	10:00 19-Jul-05
Number	0284P

smiths

News Release

London, 19/07/2005
For immediate release

Smiths Heimann Biometrics and Cross Match Technologies to join forces

Smiths Group plc announced today that it intends to combine Smiths Heimann Biometrics GmbH ("SHB") with Florida-based biometrics business Cross Match Technologies Inc. ("Cross Match"). SHB was acquired in 2002 as a part of the larger Heimann Systems acquisition. The value of SHB's net assets being contributed is £7 million (€11 million), yielding Smiths an approximate 40% shareholding in the enlarged Cross Match. SHB's unaudited sales for the 12 months to June 2005 were £13 million (€19 million). The transaction is expected to be completed in early August 2005.

SHB and Cross Match supply complementary products and services that enable the reading, storage and recognition of biometric data: capabilities which are increasingly required by both law enforcement agencies and civil authorities. The increased geographical spread of the combined business will ensure that its complete product range is available in all the key markets around the world.

About Smiths Group & Smiths Detection

Smiths Group designs and manufactures safety-critical systems and products, and has market leading positions in aerospace, detection systems, medical devices, mechanical seals and interconnect products. For further information visit www.smiths-group.com

Smiths Detection offers technologically advanced security solutions to detect and identify explosives, chemical & biological agents, weapons and contraband. Employing trace detection technology together with Smiths Heimann x-ray imaging, Smiths Detection provides screening solutions for customers in civil and military markets worldwide

- Ends -

Contacts:

Media:
Chris Fox
+44 (0) 20 8457 8403
chris.fox@smiths-group.com

Investors:
Russell Plumley
+44 (0) 20 8457 8203
russell.plumley@smiths-group.com

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Notes to Editors

About Smiths Heimann Biometrics

Smiths Heimann Biometrics GmbH was acquired by the Smiths Group as a small part of the larger Heimann Systems GmbH acquisition in 2002. SHB entered the biometrics business in 1996 and is based in Jena, Germany. It designs and manufactures optical scanners for biometric imaging, for example of finger and palm prints, and its products are widely used by law enforcement agencies. It has approximately 90 employees, the majority in Jena with some salespeople in Las Vegas, USA.

About Cross Match

Cross Match was established in 1996 in Palm Beach Gardens, Florida, USA. With 160 employees, its optical scanners for the digital capture of finger and palm prints are widely used for identification by the military and by civil authorities in the USA.

About the combined company

The combined company will be able to supply an enhanced range of products, for example:

- SHB produced the first 10-fingerprint flat capture product for civilian background checks approved by the US Federal Bureau of Investigation.

- SHB's combined palm printer and 10-fingerprint system is one of the most successful systems in the industry and is meeting customer needs with approximately 4500 installations.

- SHB's newly released "Authenticator" reads ID cards and other documents, captures biometric data and hence confirms identity.

- The US Department of Defense and the FBI are using the Cross Match fingerprint and multimode biometric readers in the harshest areas of the world.

- Cross Match recently released the first in a series of identity management solutions, the VisTrak™, for visitor and inmate tracking.

- Cross Match's award winning ID 500™ fingerprint capture system was designed to meet the needs of both civil authorities and the emerging commercial market. The system has been purchased by over 100 financial institutions for employee background checks.

- Cross Match also provides fingerprint background check services through a national network of medical centres.

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